UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 26 February 2026, London UK

Linerixibat accepted for priority review in China for cholestatic pruritus in patients with primary biliary cholangitis

●     Submission based on data from positive GLISTEN phase III trial
●     Linerixibat demonstrated significant and sustained improvement in cholestatic pruritus versus placebo
●     Regulatory reviews underway in US, EU, UK and Canada

GSK plc (LSE/NYSE: GSK) today announced that its new drug application for the use of linerixibat for the treatment of cholestatic pruritus in patients with primary biliary cholangitis (PBC), a rare autoimmune liver disease, has been accepted for priority review by China's National Medical Products Administration. Linerixibat is an investigational inhibitor of the ileal bile acid transporter (IBAT), developed to reduce mediators of cholestatic pruritus - an internal and relentless itch.

The application is based on positive data from the GLISTEN phase III trial, presented last year at the European Association for the Study of the Liver (EASL) Congress.1 GLISTEN met both primary and key secondary endpoints demonstrating a rapid, significant and sustained improvement in cholestatic pruritus and itch-related sleep interference versus placebo. The safety profile of linerixibat was consistent with previous studies and the mechanism of IBAT inhibition.2

Cholestatic pruritus in PBC is a serious and debilitating condition, with patients experiencing sleep disturbance and impaired quality of life and sometimes requiring liver transplant in the absence of liver failure.3,4,5  In China, approximately 280,000 people are affected by PBC, and cholestatic pruritus, for which there are few effective treatment options, is estimated to impact up to 89% of PBC patients during the course of their disease.3, 6-9

Linerixibat has also been granted Orphan Drug Designation in the US, EU and Japan for the treatment of cholestatic pruritus in patients with PBC. Marketing applications for linerixibat are currently under Health Authority review in the US, EU, UK and Canada. Linerixibat is currently not approved anywhere in the world.

About linerixibat
Linerixibat is an IBAT inhibitor, a targeted oral agent to treat cholestatic pruritus associated with the rare autoimmune liver disease PBC.2 By inhibiting bile acid re-uptake, linerixibat reduces multiple mediators of pruritus in circulation.10

About GSK research in hepatology
GSK is extending its expertise in inflammation to develop a next wave of innovation for the millions of people affected by chronic and life-threatening fibro-inflammatory liver conditions. Harnessing the science of the immune system and advanced technologies, GSK is committed to advancing its hepatology pipeline with potential therapies for chronic hepatitis B and steatotic liver disease (SLD), including metabolic dysfunction-associated steatohepatitis (MASH) and alcohol-associated liver disease (ALD).

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q4 Results for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

References
1.     Hirschfield GM, et al. J Hepatol. 2025; 82(S1); S4-5. doi: 10.1016/S0168-8278(25)00303-4
2.     Hirschfield GM, et al. Lancet Gastroenterol Hepatol. 2026; 11(1): 22-33. doi: 10.1016/S2468-1253(25)00192-X
3.     Mayo MJ, et al. Dig Dis Sci. 2023;68:995-1005. doi: 10.1007/s10620-022-07581-x
4.     Smith HT, et al. Hepatol Commun. 2025; 9(3):e0635. doi: 10.1097/HC9.0000000000000635
5.     Lindor KD, et al. Hepatol. 2019;69(1):394-419. doi: 10.1002/hep.30145
6.     Zeng N, et al. Hepatol Int. 2019;13(6):788-99. doi: 10.1007/s12072-019-09984-x
7.     Hegade VS, et al. Clin Gastroenterol Hepatol. 2019;17(7):1379-87. doi: 10.1016/j.cgh.2018.12.00
8.     de Veer RC, et al. Hepatol Res. 2023;53:401-8. doi: 10.1111/hepr.13880
9.     Gungabissoon U, et al. BMJ Open Gastroenterol. 2024;11;e001287. doi: 10.1136/bmjgast-2023-001287
10.    Kremer A, et al. Hepatol. 2025; 82(S1); S204. doi: 10.1097/HEP.0000000000001493

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: February 26, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc